Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following press release was issued by MarkWest Energy Partners, L.P. on November 18, 2015.

MarkWest Energy Partners, L.P.	Contact:	Frank Semple, Chairman, President & CEO
1515 Arapahoe Street		Nancy Buese, Executive VP & CFO
Tower 1, Suite 1600		Josh Hallenbeck, VP of Finance & Treasurer
Denver, CO 80202	Phone:	(866) 858-0482
	E-mail:	investorrelations@markwest.com

LEADING PROXY ADVISORY FIRM ISS RECOMMENDS THAT MARKWEST UNITHOLDERS  VOTE “FOR” the COMBINATION of MPLX and MarkWest

DENVER, Nov. 18, 2015 - MarkWest Energy Partners, L.P. (NYSE: MWE) (MarkWest) announced today that Institutional Shareholder Services (“ISS”), a leading independent proxy advisory firm, has issued a report recommending that MarkWest unitholders vote FOR the combination of MPLX (NYSE: MPLX) and MarkWest.

Frank M. Semple, Chairman, President and Chief Executive Officer of MarkWest Energy GP, L.L.C. said, “We are pleased that ISS has recommended that our unitholders vote to support the Partnership’s combination with MPLX LP (“MPLX”).  The ISS report provides our unitholders with an excellent analysis on the strategic advantages of the combination and the value of the parental support from Marathon Petroleum Corporation.  We look forward to completing the transaction and executing on the significant growth opportunities created by this transaction which will further enhance our existing, customer focused, growth strategy.”

In recommending that unitholders vote in favor of the MarkWest-MPLX combination, ISS’s report, issued on November 17, 2015 stated:

“Given the premium to the unaffected price at announcement, the subsequent cash increases in the merger consideration, and the strategic advantages of the combination (including both the access to relatively more certain capital sources at a lower cost of capital and the ability to de-risk certain growth opportunities with Marathon as its parent), a vote FOR the merger is warranted.”  (ISS Report, November 17 2015)

ISS further stated:

“Though the value of the equity component of the consideration has declined since the announcement, this appears to be driven by macro issues with the sector at large, as suggested by the similarly sharp decline of the S&P MLP index over the same period. Though the market value of the merger consideration at the close of Nov. 17, 2015 - despite the two increases in cash consideration - represents a 13.9 percent discount to the unaffected price, the unaffected price itself had been falling - in the face of the same sector headwinds - through much of the sales process. Without the transaction, it seems doubtful the current market price would be anywhere near the unaffected price.” (ISS Report, November 17 2015)

The transaction is subject to approval by MarkWest unitholders and other customary closing conditions and, subject to the satisfaction of those conditions, is expected to close in December 2015. The date of the special meeting of MarkWest common unitholders is Dec. 1, 2015. MarkWest unitholders of record as of Oct. 5, 2015, will be entitled to vote on approval of the merger and the associated proposals.

MarkWest unitholders are urged to vote “FOR” the merger and related matters and submit their proxy as promptly as possible, either by telephone, via the internet or by marking, signing and dating the proxy card that was provided to unitholders along with the proxy statement and prospectus.

If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, bank or other nominee, it will have the same effect as a vote “AGAINST” the merger proposal.

On November 17, 2015 MarkWest began mailing supplemental proxy materials.

Your vote is very important regardless of the number of MarkWest common units you own. The merger cannot be completed unless the holders of at least a majority of the outstanding MarkWest common units, voting together as a single class, vote for the proposal to approve the merger agreement and the transactions contemplated thereby at the special meeting of MarkWest common unitholders (the “Merger Proposal”). At the special meeting, MarkWest common unitholders will also vote on an advisory compensation proposal (the “Advisory Compensation Proposal”) and on a proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and transactions contemplated thereby at the time of the special meeting (the “Adjournment Proposal”).

If you have already voted and would like to revoke your proxy or change your vote, you may do so at any time before the special meeting of MarkWest common unitholders. If you are a MarkWest common unitholder of record, you may revoke your proxy and/or change your vote, or if you have not yet voted you may do so, at any time before 11:59 p.m. Eastern Time on Nov. 30, 2015 (the “Telephone/Internet Deadline”) or before the polls close at the MarkWest special meeting by (1) sending a written notice, which is received prior to the Telephone/Internet Deadline, to MarkWest at 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, Colorado 80202, Attn: Corporate Secretary, that bears a date later than the date of the proxy and states that you revoke your proxy, (2) submitting a valid, later-date proxy by mail, telephone or Internet that is received prior to the Telephone/Internet Deadline or (3) attending the special meeting of MarkWest common unitholders and voting by ballot in person (your attendance at the MarkWest special meeting will not, by itself, revoke any proxy that you have previously given). If you hold your MarkWest common units in “street name,” you should follow the instructions of your broker, bank or other nominee regarding the revocation of proxies. If your broker allows you to submit a proxy via the Internet or by telephone, you may be able to change your vote by submitting a new proxy via the Internet or by telephone or by mail.

About MarkWest Energy Partners

MarkWest Energy Partners, L.P. is a master limited partnership that owns and operates midstream service businesses. MarkWest has a leading presence in many natural gas resource plays including the Marcellus Shale, Utica Shale, Huron/Berea Shale, Haynesville Shale, Woodford Shale and Granite Wash formation.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of MWE by MPLX, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MWE’s and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MWE’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MWE being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MWE and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the SEC, including MWE’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and MWE’s Report on Form 10-Q for the quarter ended September 30, 2015. These risks, as well as other risks associated with MWE, MPLX and the proposed transaction are also more fully discussed in the proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX and declared effective by the SEC on October 29, 2015 and the supplement to the proxy statement/prospectus dated November 17, 2015. MWE has mailed the proxy statement/prospectus to its unitholders. The forward-looking statements should be considered in light of all these factors. In addition, other risks and uncertainties not presently known to MWE or MPLX or that MWE or MPLX considers immaterial could affect the accuracy of the forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. MWE and MPLX do not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

In connection with the proposed acquisition, MWE and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that includes a definitive joint proxy statement and a prospectus and was declared effective by the SEC on October 29, 2015 and a supplement to the proxy statement/prospectus dated November 17, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive joint proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or for free from MWE by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.

Participants in the Solicitation

MPLX and MWE and their respective directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MWE common units with respect to the proposed transaction. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information about MWE’s directors and executive officers is set forth in the proxy statement for MWE’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015, and in the definitive joint proxy statement filed by MPLX, which was declared effective by the SEC on October 29, 2015, and the supplement to the proxy statement/prospectus dated November 17, 2015. To the extent holdings of MWE securities have changed since the amounts contained in the definitive joint proxy statement filed by MPLX, which was declared effective by the SEC on October 29, 2015, and the supplement to the proxy statement/prospectus dated November 17, 2015, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement and prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MWE and MPLX using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

MarkWest Investor Relations and Media Contact:
Joshua Hallenbeck, (866) 858-0482